Exhibit 99.1

HeadHunter Group PLC Announces the Appointment of Olga Filatova to the Board of Directors

MOSCOW, December 1, 2020 – HeadHunter Group PLC (Nasdaq: HHR, MOEX: HHRU) is pleased to announce the appointment of Olga Filatova as an independent non-executive director nominated by ELQ Investors VIII Limited, effective December 1, 2020. Ms. Filatova replaces Evgeny Zelensky as a member of the Board of Directors.

Ms. Filatova has held various executive positions in the human resources field. She founded People Innovations, an independent HR consultancy, in June 2018. Previously, Ms. Filatova served as VP HR & Educational Projects for Mail.ru Group, a Russian internet company, from September 2016 to June 2018, and as Managing Director for HR for Severgroup, a private investment company, from July 2015 to September 2016. During 2002 to 2016, she also held various positions at heavy industries, FMCG and oil companies.

Dmitri Krukov, the Chair of the Board, said: “On behalf of the Board I would like to welcome Olga to our team. I know that her broad experience in human resources will enrich the expertise, as well as broadening the diversity of our Board of Directors. Also, I would like to extend our gratitude to Evgeny for his contributions to HeadHunter Group over the past few years and we wish him all the best in the future.”

As used herein, references to “we,” “our,” “us” or the “Company” or similar terms shall mean HeadHunter Group PLC and any and all its subsidiaries.

Contacts:

Investor Inquiries
Roman Safiyulin
E-mail: r.safiyulin@hh.ru

Media Inquiries
Alexander Dzhabarov
E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, including the impact of the COVID-19 pandemic, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the caption “Risk Factors” in our Form 20-F for the year ended December 31, 2019 and our prospectus pursuant to Rule 424(b) filed with the SEC on July 16, 2020, as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.